K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

March 27, 2017

VIA EDGAR

Ms. Alison T. White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NuShares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. White:

On behalf of our client, NuShares ETF Trust (the “Trust”), we are responding to Staff comments we received telephonically on February 7, 2017 regarding the Trust’s Post-Effective Amendment No. 9, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 30, 2016, for the purpose of registering shares of the NuShares Enhanced Yield 1-5 Year U.S. Aggregate Bond ETF (the “Fund”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please update the Edgar class and series identifiers with the appropriate ticker when available.

Response:  The requested change has been made.

2.	Comment: Please provide a copy of the Fund’s index methodology prior to filing the Fund’s effective registration statement.

Response:   We provided a copy of the index methodology related to the Fund’s underlying index to the SEC staff via e-mail on March 9, 2017.

3.	Comment: Please provide a copy of the Fund’s fee table and expense example prior to filing the Fund’s effective registration statement.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 27, 2017

Response:  The Fund’s completed fee table and expense examples are set forth below:

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.20%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.20%
* Other Expenses are estimated for the current fiscal year.

Example
1 Year	$20
3 Years	$64

4.

Comment: The Staff notes that Instruction 1(e)(i) to Item 3 of Form N-1A states that the “Example” disclosure used by ETFs should be modified to state that “investors may pay broker commissions on their purchases and sales of ETFs, which are not reflected in the example.” Please revise the Fund’s “Example” language to include the required disclosure.

Response:  We respectfully decline to modify the Fund’s “Example” disclosure because the required language already appears in the second sentence of the narrative explanation under “Fees and Expenses of the Fund.”

5.	Comment: With respect to the Fund’s principal investment strategy, please provide additional disclosure about how the Enhanced Index determines what categories have “potential for higher yields.”

Response:  The Enhanced Index employs a rules-based methodology to allocate higher weights to categories with higher yields than the Base Index as of each monthly rebalance. The disclosure has been revised accordingly, and we have deleted the “potential for” language.

6.	Comment: Please revise the penultimate sentence in the first paragraph of the Fund’s principal investment strategy in plain English.

Response:  We have made the requested change.

7.	Comment: Please disclose in the Fund’s principal investment strategy if the Fund will be rebalanced at the same time as its Enhanced Index, i.e., on a monthly basis.

Response:  We have made the requested change.

8.

Comment: Please include a statement in the Fund’s principal investment strategy reflecting the policy required by the Trust’s ETF exemptive relief that, under normal market conditions, the Fund will invest at least 80% of its assets, exclusive of collateral held for securities lending, in component securities of the Enhanced Index.

March 27, 2017

Response:  We respectfully decline to make the requested change. The Fund’s Name Policy, which is disclosed in the Fund’s principal investment strategy, states that the Fund will invest “at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in component securities of the Enhanced Index.” The Fund’s exemptive relief policy to invest “at least 80% of its assets, exclusive of collateral held from securities lending, in component securities of the Enhanced Index” appears in the “Portfolio Holdings” section of the Prospectus. Given the substantial similarities between these two policies, we believe that including both policies in the Fund’s principal investment strategy is unnecessary and more likely to confuse an investor than provide greater clarity as to the Fund’s primary investments.

9.

Comment: The Staff notes that the Fund will concentrate its investments to approximately the same extent as the Enhanced Index. To the extent that the Enhanced Index concentrates in a specific industry or group of industries, please add specific strategy and risk disclosure.

Response:  As of the date of this Prospectus, the Enhanced Index is concentrated in the financial sector. Accordingly, we have added financial sector risk to the Fund’s principal risk disclosure in addition to concentration risk, which was already included as a principal risk of the Fund.

10.	Comment: Please advise whether the securities underlying the Fund are traded outside of the collateralized settlement system. If so, the Staff may have further comments.

Response:  The Trust confirms that each Fund’s investments will not be traded outside of a collateralized settlement system.

11.

Comment: Please disclose in the Fund’s principal risk section that, where all or a portion of the Fund’s underlying securities trade in a foreign market that is closed when the domestic market in which the Fund shares trade is open, there may be differences between the last quote from the security’s closed foreign market and the value of such security during the Fund’s domestic trading day. Also note that this in turn could lead to differences between the market price of Fund shares and the underlying value of Fund shares.

Response:  We respectfully decline to add the suggested risk disclosure. Although the Fund may invest in “U.S. dollar denominated debt securities issued by non-U.S. governments and corporations that are publicly offered for sale in the United States,” these securities are traded in the United States and not on foreign markets. Accordingly, the aforementioned risks are not principal risks of the Fund.

12.

Comment: The Staff notes that there are currently 25 categories to which component securities of the Base Index are assigned. Please consider listing these categories in an appendix to the Prospectus or otherwise.

Response:  We respectfully decline to make the suggested change.

13.	Comment: Please disclose the name of the “unaffiliated, recognized financial data provider” referenced under “Non-U.S. Investments.”

Response:  The Trust’s agreement with the data provider does not authorize public disclosure of the data provider’s identify, and therefore we respectfully decline to make the requested change.

March 27, 2017

14.

Comment: In the last sentence under “Management Fees,” please include the date of the annual or semi-annual report to shareholders in which information regarding the Board’s approval of the Fund’s investment management agreements will be included.

Response:  We have made the requested change.

15.

Comment: Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response:  The current description of IOPV under “Share Trading Prices” states that “The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best valuation of the current portfolio.” The Trust believes that this indicates clearly the limitations of the IOPV’s worth as an indicator of current market value of ETF shares. Further, the Trust does not consider this a principal risk of the Fund.

SAI

16.	Comment: Under “Board Leadership Structure and Risk Oversight,” please include the number of committee meetings held during the last fiscal year pursuant to Item 17(b)(2)(iii) of Form N-1A.

Response:   The Fund’s fiscal year ends on July 31. The Trust’s Board of Trustees was appointed on August 2, 2016. Therefore, the Board of Trustees did not hold any meetings during the Fund’s last fiscal year.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton cc: W. John McGuire, Esq.